[Translated for reference only]

For immediate Release

March 28, 2008

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

The Change of a Representative Executive Officer

Tokyo (Monday, March 28, 2008) – The Tokyo Star Bank, Limited (the "Bank") hereby announces that the board of directors of the Bank adopted a resolution to make the following change of a Representative Executive Officer.

Effective as of April 1, 2008

Name	New Position	Former Position
Robert M. Berardy	Chairman of the Board	Representative Executive Officer, Chief Marketing Officer (CMO)